Exhibit 99.1

Bragg Gaming and Bally’s Interactive Partner for Content Development

Bragg proprietary and exclusive games to launch across Bally’s online casino brands; Select exclusive games from Bally’s third-party studios to be distributed via Bragg

Toronto, September 21, 2022 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), announced today that it has entered into an expansive iGaming content development partnership with Bally’s Interactive, the digital arm of Bally’s Corporation (NYSE:BALY). Pursuant to the agreement, Bally’s Interactive online brands such as Virgin Casino, JackpotJoy and Vera&John, will launch content from Bragg’s proprietary slots studios, including Atomic Slot Lab and Indigo Magic, as well as from a range of exclusive proprietary and third-party titles from Bragg’s existing and future portfolio.

In addition, Bragg will distribute titles on an exclusive basis via the Company’s Remote Game Server (“RGS”) from a select number of Bally’s Interactive’s third-party partner studios marking a new and exclusive distribution channel for iGaming content from certain developers including Gaming Arts and King Show Games.

The arrangement significantly increases the diversity of the content Bragg features in key regulated markets such as the UK and in the U.S. and with an option for more studios to be added to the partnership.

Yaniv Sherman, Chief Executive Officer of Bragg Gaming Group, said: “Bally’s Interactive, and before that Gamesys, has a well-earned reputation for recognizing quality game development studios that offer content differentiation that attracts players, a key driver of player engagement across globally regulated iGaming markets.

“By bringing proprietary content from our Atomic Slot Lab and Indigo Magic studios, as well as games from our exclusive third-party portfolio, to Bally’s Interactive online brands in different jurisdictions around the world, we are expanding the reach of our most popular games that also offer us our best economic returns.

“In addition, with this partnership we are significantly growing our portfolio of high-quality, exclusive third-party titles which we expect will further strengthen our profile in key regulated markets.

“We look forward to working closely with the Bally’s Interactive team to establish market and brand-specific game launch roadmaps that will bring more players the content they favor.”

Robeson Reeves, President of Interactive at Bally’s Corporation said: “Bragg’s ability to offer games at speed and with simplicity into new markets is strategically important for us and we’re delighted to enter into this new partnership with a group that is quickly becoming one of the industry leaders.

“Both Bally’s Interactive and Bragg have enjoyed strong growth in recent months and share similar ideals in terms of providing high-caliber entertainment with care, making this an alliance we’re very confident will lead to great mutual success.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg's wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games